                    May 19, 2009
VIA EDGAR

Re:	Doral Financial Corporation Schedule TO-I/A Filed May 8, 2009 Schedule TO-I Filed May 7, 2009 File No. 005-39891
Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Dear Ms. Kim:
     On behalf of Doral Financial Corporation (“Doral” or the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 15, 2009 (the “Comment Letter”), relating to the Schedule TO-I of the Company, filed with the Commission on May 7, 2009 (SEC File No. 005-39891) (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO-I filed on May 8, 2009. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (“Amendment No. 2”) to the Schedule TO.
     We note that the responses set forth below are based solely on information received from the Company’s management. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Schedule TO.
     We are sending via courier two copies of this letter and two copies of Amendment No. 2 to Schedule TO to you.
Schedule TO
Offer to Exchange
1.	Please provide us with a brief legal analysis in support of Doral Financial’s conclusion that the exchange offer consists of a single offer with respect to all series of preferred stock. To the extent Doral Financial may be defined as an issuer under Rule 13e-4(a)(1),

Securities and Exchange Commission	May 19, 2009

please note that Rule 13e-4(a)(2) defines the term “issuer tender offer” as a “tender offer for, or a request or invitation for tenders of, any class of equity security . . . .” (emphasis added)
If Doral Financial revises its disclosure in response to the previous comment to indicate that each preferred stock exchange offer constitutes a separate tender offer for a separate class of security, please revise to state the minimum and maximum amount of securities that potentially may be purchased from each such class. In addition, please provide a brief illustrative table showing the range in amounts that may be purchased given the stated acceptance priority levels. In light of the acceptance priority levels, please also revise to indicate the exact circumstances under which proration may be required, if at all, on a per series—or per class, as the case may be—basis.
In response to the Staff’s comment, as reflected in Amendment No. 2, the Company has revised the disclosure in the Schedule TO and related offer to exchange to clarify that each preferred stock exchange offer constitutes a separate offer for the related series of preferred stock. In addition, as reflected in Amendment No. 2, the Company has added additional disclosure (in tabular format) in the Schedule TO to clarify the maximum amount of securities that potentially may be purchased from each series of preferred stock in the exchange offers as well as the minimum amount of securities that will be accepted from each series of preferred stock assuming oversubscription with respect to all series in the exchange offers and has revised the disclosure to further clarify the proration mechanisms applicable to the exchange offers.
Forward-Looking Statements, page 4
2.	Please revise, here and on page 44 and in exhibit (a)(5), to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.
In response to the Staff’s comment, all references to the Private Securities Litigation Reform Act of 1995 (“PSLRA”) have been removed from the Offer to Exchange on page 4. The Company respectfully submits that the reference to the PSLRA in page 44 of the Company’s Quarterly Report on Form 10-Q merely reflects a complete and correct copy of such Quarterly Report, in which the references to the PSLRA are appropriately included, and accordingly should not be deleted. Similarly, the reference to the PSLRA in exhibit (a)(5) of the Schedule TO reflects the text of a press release previously issued in connection with the exchange offers. The Company acknowledges the Staff’s comment regarding future press releases and communications relating to the exchange offers.

Securities and Exchange Commission	May 19, 2009

Documents Incorporated by Reference, page 4
3.	We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.
In response to the Staff’s comment, we have amended the section entitled “Documents Incorporated by Reference” in the Offer to Exchange to clarify that the Schedule TO does not incorporate by reference subsequently filed documents and reports.
Acceptance Priority; Proration; page 38
4.	Please tell us how you are complying with Rule 13e-4(f)(3) when it does not appear that acceptance will be on a pro rata basis with respect to each class of preferred stock if the offer is over subscribed.
The Company informs the Staff that, as reflected in Amendment No. 2 and as required by Rule 13e-4(f)(3), with respect to each exchange offer relating to each series of preferred stock, acceptance will be on a pro rata basis with respect to all securities of that series properly tendered (and not withdrawn) in such exchange offer in the event of an over-subscription of that series.
Acceptance; Exchange of Shares of Preferred Stock; page 44
5.	We note that on page 45 you state that you may transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.
In response to the Staff’s comment, the Company has removed the language from the Offer to Exchange stating that the Company may transfer or assign its right to purchase securities in the exchange offers.
Expiration Date; Extensions; Termination; Amendment; page 45
6.	We note it appears that the amount available to security holders in acceptance level 2 depends on the participation of the holders of the convertible preferred stock in acceptance level 1, Please advise us as to whether you will extend the offer when the remaining amount available to holders in acceptance level 2 is known. Refer to Rule 13e-4(e)(3)(ii).
For the reasons set forth below, the Company does not intend to extend any of the offers when the precise amount available to holders in acceptance level 2 preferred stock is known.
We have included in Amendment No. 2 a table which shows for each series of acceptance level 2 preferred stock, assuming full participation by holders of each such series, (1) the minimum aggregate liquidation amount of such series of preferred stock that will be accepted and (2) the maximum aggregate liquidation of each series of acceptance level 2 preferred stock that will be accepted. The minimum amount is unaffected by the level of acceptance level 1 preferred stock tendered or accepted in that offer. The maximum amount will be a function of (1) the acceptance priority cap for each acceptance level 2 series and (2) the level of acceptance level 1 preferred stock accepted in the applicable offer.
If all of the outstanding preferred stock of each series (including the acceptance level 1 preferred stock) is validly tendered, then a liquidation amount of $155,250,000 of the acceptance level 1 stock will be accepted and the following liquidation amounts will be accepted for each series of acceptance level 2 preferred stock:

Series	Liquidation Amount	% of Aggregate Outstanding
7.00% Noncumulative
Monthly Income Preferred
Stock, Series A	$14,655,257	19.6%

8.35% Noncumulative
Monthly Income Preferred
Stock, Series B	9,802,848	19.6%

7.25% Noncumulative
Monthly Income Preferred
Stock, Series C	20,291,895	19.6%

Total	$44,750,000	19.6%

If all of the acceptance level 2 stock is validly tendered and up to (but not exceeding) $97,287,500 of acceptance level 1 stock is tendered, then acceptance level 2 stock equal to the acceptance priority caps for each series will be accepted:

Series	Liquidation Amount	% of Aggregate Outstanding
7.00% Noncumulative
Monthly Income
Preferred Stock, Series A	$33,637,500	45.0%

8.35% Noncumulative
Monthly Income
Preferred Stock, Series B	22,500,000	45.0%

7.25% Noncumulative
Monthly Income
Preferred Stock, Series C	46,575,000	45.0%

Total	$102,712,500	45.0%
If the level of validly tendered acceptance level 1 preferred stock is between $97,287,500 and $155,250,000, then the aggregate amount of acceptance level 2 preferred stock accepted will be between $44,750,000 and $102,712,500. Put another way, the amount of acceptance level 2 preferred stock that will be accepted in this case the excess of $200,000,000 (the maximum exchange amount) over the amount of acceptance level 1 preferred stock accepted, which excess will be allocated between each series of acceptance level 2 preferred stock in proportion to their respective acceptance priority caps.
In Amendment No. 2, the Company has provided several examples to inform holders of the preferred stock of the manner in which such amounts will be calculated.
Rule 13e-4(e)(3)(ii) requires an offer to remain open for ten business days upon a change in, among others, the amount of securities to be sought in an offer. Both the minimum and maximum aggregate liquidation amounts of acceptance level 2 preferred stock that will be accepted in the offers were specified at the outset of the offers and the methodology pursuant to which the determination whether amounts in excess of the minimum will be accepted is fully disclosed. The Company has no discretion in terms of the amount of validly tendered acceptance level 2 preferred stock that will be accepted in the offers. The determination of the exact amount of acceptance level 2 preferred stock that will be accepted does not constitute a change in the amount of acceptance level 2 preferred stock being sought and we do not believe that such determination constitutes a material change for purposes of Rule 13e-4(e)(3)(ii) or the Commission’s Release No. 34-24296.
As indicated in Amendment No. 2, the Company will determine the final acceptance amounts promptly following the expiration date of the offers and will announce the results of that determination by press release.

Securities and Exchange Commission	May 19, 2009

* * * * *
     The Company has further advised us that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions regarding this letter, please contact me at (212) 455-3615, Enrique Ubarri, Executive Vice President and General Counsel of Doral Financial Corporation, at (787) 474-6381, or Robert Wahlman, Chief Financial and Investment Officer of Doral Financial Corporation, at (787) 474-6296.

Sincerely,
/s/ D. Rhett Brandon
D. Rhett Brandon

enclosure

cc:	Enrique Ubarri, Esq. Robert E. Wahlman Doral Financial Corporation